ALIBABA GROUP HOLDING LIMITED c/o 26/F Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Tel : (852) 2215-5100 Fax : (852) 2215-5200

October 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention:	Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Andrew Blume, Staff Accountant

	Re:	Alibaba Group Holding Limited
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed May 24, 2016
File No. 001-36614

Ladies and Gentlemen:

We are writing in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 27, 2016 (the “Comment Letter”) in connection with above-referenced Annual Report on Form 20-F (the “Form 20-F”) of Alibaba Group Holding Limited (the “Company”).  Set forth below are the Company’s response to the Staff’s comments in the Comment Letter, which are retyped below for your ease of reference.

Before addressing the Staff’s first comment, the Company would like to provide the Staff with some background information relating to the Company’s investment in Alibaba Health in April 2014, the investment rationale and the evolution of the Company’s strategy for Alibaba Health.

At the time of the Company’s investment, Alibaba Health was the operator of the product identification, authentication and tracking system for pharmaceuticals and medical products in China.  The Company felt the issues of trust and safety were of critical importance for the online distribution of pharmaceuticals and medical products.  The Company’s investment in Alibaba Health in April 2014 reflected the Company’s initial intention to develop and expand e-commerce on its platforms in the pharmaceutical and healthcare categories as well as to foster consumer trust by leveraging Alibaba Health’s proprietary technologies.

After the initial investment in April 2014, the Company gradually solidified its “health and happiness”, or “double H”, strategy.  As part of this new strategy, the Company developed a plan to build Alibaba Health into the Company’s healthcare flagship to provide solutions to the healthcare industry.  To that end, in March 2015, the Company sent Alibaba Health a preliminary non-binding proposal in relation to a possible injection into Alibaba Health of the Company’s business of operating Tmall’s online transaction platform for pharmacies.  In April 2015, the Company and Alibaba Health entered into a share purchase agreement in relation to the proposed transaction.

As the Company sought to develop Alibaba Health as its flagship vehicle to execute its healthcare strategy in China, the Company determined it would be beneficial to obtain voting control over Alibaba Health in connection with the proposed business injection discussed above.  In addition, the Company believed that voting control would ensure the alignment of strategies between the Company and Alibaba Health.  Consequently, in July 2015, pursuant to an agreement with Yunfeng Capital, the Company obtained voting control over Alibaba Health.  Details on these transactions are described below.

Notes to Consolidated Financial Statements

4. Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments

(c) Acquisition of Alibaba Health Information Technology Limited (“Alibaba Health”), page F-40

1.                                      We note that you began consolidating Alibaba Health during fiscal 2015 when Yunfeng Capital agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health for no consideration.  Please address the following comments related to your investment in Alibaba Health:

•                                          Explain to us why you invested in Alibaba Health through a special purpose entity (“SPE”) as opposed to making a direct investment.

The Company advises the Staff that, in April 2014, the Company initially invested in an effective equity interest of approximately 38% in Alibaba Health, a public company listed on the Hong Kong Stock Exchange.  Yunfeng Capital was looking at a potential investment in Alibaba Health as part of their online healthcare thesis.  The Company understands that Yunfeng Capital believed that the Company would be able to bring value and create potential synergies in the future with Alibaba Health’s healthcare business.  The Company also believed that by joining financial and strategic resources with Yunfeng Capital, the parties could further enhance Alibaba Health’s long-term prospects.

The Company and Yunfeng Capital decided to co-invest in Alibaba Health through an SPE as opposed to making separate direct investments for the following reasons:

•                  First, both the Company and Yunfeng Capital believed that investing through a single SPE would facilitate deal execution by simplifying and expediting the process.

•                  Second, an SPE structure allows the Company to better protect its interests if Yunfeng Capital chooses to transfer any of its interests in Alibaba Health.  In connection with the co-investment in Alibaba Health, the Company, Yunfeng Capital and the SPE entered into an investment and shareholders agreement (the “Investment and Shareholders Agreement”) providing, among other things, that any proposed transfer by Yunfeng Capital of its shares of the SPE or the underlying interests in Alibaba Health would be subject to the Company’s right of first refusal.  By controlling the board of the SPE (by virtue of its right to appoint the majority of the SPE’s board of directors, as discussed in further detail below), the Company could more effectively enforce its right of first refusal.

•                  Third, Yunfeng Capital also wanted to retain direct control over the voting of its interests in Alibaba Health because, at the time the parties made the investment in April 2014, the direction of the Company’s healthcare initiatives and the commitment of the Company to develop Alibaba Health were still uncertain.  As discussed above, the Company did not formulate its current strategy of utilizing Alibaba Health as the flagship for the development of its healthcare business until after the investment in Alibaba Health.

As a result of the above considerations, the parties chose to invest through an SPE.  The Company holds approximately 70% of the equity interest of the SPE and, under the memorandum and articles of association of the SPE (the “SPE Articles”), is entitled to appoint two of the SPE’s three directors.  However, the SPE Articles also require the SPE’s board to seek separate instructions from each of the Company and Yunfeng Capital with respect to any voting of their proportionate shares of the SPE’s voting interest in Alibaba Health.  The Investment and Shareholders Agreement that the Company, Yunfeng Capital and the SPE entered into at the time of the investment also memorialized this “flow-through” voting arrangement.

•                                          Explain to us in sufficient detail your Alibaba Health consolidation policy.  In doing so, explain in sufficient detail whether you, through the SPE, consolidate Alibaba Health under a variable interest model or a voting interest model and how you assessed control.

The Company advises the Staff that it has analyzed its investment in Alibaba Health in accordance with U.S. GAAP, and specifically pursuant to ASC 810 as to whether the SPE and Alibaba Health should be assessed under the variable interest model or the voting interest model.  The Company assessed and concluded that consolidation assessment for the SPE and Alibaba Health should not be performed under the variable interest model as neither possess characteristics of a variable interest entity (“VIE”) under ASC 810.  Accordingly, consolidation assessment for the SPE and Alibaba Health should be performed under the voting interest model.

The Company has assessed that the SPE does not exhibit any of the VIE characteristics under ASC810-10-15, as follows:

•                  Characteristic 1 — The Company believes that the equity interest contributed by the Company and Yunfeng Capital to the SPE represent the equity investment at risk.  Given that the SPE serves as the investment vehicle of the Company and Yunfeng Capital and the amount contributed by the Company and Yunfeng Capital to the SPE was sufficient for the acquisition of shares of Alibaba Health, the Company believes the equity investment at risk in the SPE is sufficient to finance the activities of the SPE.  Therefore, this characteristic is not met.

•                  Characteristic 2 — The Company together with Yunfeng Capital had all the power to direct activities that most significantly impact the SPE’s performance, such as acquiring, disposing and voting of the underlying investments.  Therefore, this characteristic is not met.

•                  Characteristic 3 — Although the Company holds approximately 70% of the equity interest of the SPE, it did not have control over the voting decisions of the SPE pertaining to the shares of Alibaba Health. In addition, because the SPE serves as an investment vehicle of both the Company and Yunfeng Capital, which hold approximately 70% and 30% of the SPE interest, respectively, and because Yunfeng Capital is a financial investor targeting a financial return from this investment, the activities of the SPE were not conducted substantially all on behalf of the Company, and, as such, the second criterion of ASC 810-10-15-14(c) is not met.  Accordingly, this characteristic is not met.

•                  Characteristics 4 and 5 — As genuine investors in the SPE, both the Company and Yunfeng have the obligation to absorb the SPE’s expected losses and the right to receive SPE’s expected residual returns.  Therefore, these characteristics are not met.

Similarly, the Company has assessed that Alibaba Health does not exhibit any of the VIE characteristics listed above given that it is a public company with business operations and sufficient equity investment at risk, as well as numerous shareholders that share the voting power and business risks and rewards in proportion to their respective shareholdings.

Under the voting interest model, the Company determined that, from the time of the Company’s initial investment in April 2014 until July 2015, consolidation of the SPE and Alibaba Health was not appropriate and accordingly accounted for its investment in Alibaba Health under the equity method.  Under the SPE Articles, the board of the SPE consists of three directors.  Yunfeng Capital is entitled to appoint one director and the Company is entitled to appoint two directors.  However, prior to July 2015, the SPE Articles and the Investment and Shareholders Agreement also provided that the SPE would exercise its voting rights with respect to the shares of Alibaba Health in accordance with the separate instructions of the Company and Yunfeng Capital, in proportion to their respective shareholdings in the SPE.  As the SPE was an approximately 54% shareholder in Alibaba Health, and the Company was an approximately 70% shareholder of the SPE, the Company effectively had voting control with respect to approximately 38% of the interests in Alibaba Health.  Thus, although the Company had the ability to control the board of the SPE, the voting decisions pertaining to the shares of Alibaba Health, which, as further discussed under the bullet point below, constitute the only asset held by the SPE, were not controlled by the SPE’s board of directors.  As such, the Company did not have the ability to control the sole asset of the SPE (i.e., the shares of Alibaba Health), and therefore did not consolidate the financial statements of either the SPE or Alibaba Health.

In July 2015, in order to implement the Company’s new strategy for Alibaba Health (as discussed above), the Company, Yunfeng Capital and the SPE entered into an amendment agreement in respect of the Investment and Shareholders Agreement (the “Amendment Agreement”).  Pursuant to the Amendment Agreement, which became effective on July 1, 2015, the parties agreed, among other things, (i) to remove the specific provisions relating to the voting right arrangements in respect of the shares of Alibaba Health in the original Investment and Shareholders Agreement, and (ii) that the board of the SPE shall exercise the voting rights with respect to the shares of Alibaba Health held by the SPE.  Given that the Company is entitled to appoint a majority of the directors of the board of the SPE and that board decisions are made by majority vote, the Company obtained the power to indirectly control the entire shareholding of Alibaba Health held by the SPE (i.e., 54%).  Accordingly, the Company began to consolidate Alibaba Health in July 2015.  This consolidation conclusion was reached under the voting interest model, as none of the other facts underlying the accounting analysis described above had changed.

The Company notes that Alibaba Health accounts for an insignificant portion of the Company’s financial results. To illustrate, Alibaba Health generated revenue of RMB27.3 million in fiscal year 2015 (from the time of the Company’s initial investment in April 2014 to March 31, 2015) and RMB56.6 million in fiscal year 2016, constituting 0.04% and 0.06%, respectively, of the Company’s total revenue in the same periods.  Alibaba Health incurred net loss of RMB77.1 million in fiscal year 2015 (from the time of the Company’s initial investment in April 2014 to March 31, 2015) and net loss of RMB199.0 million in fiscal year 2016, as compared to the Company’s net income of RMB24,320 million and RMB71,289 million, respectively, in the same periods.

•                                          Similarly, explain to us in sufficient detail your consolidation policy for the SPE that holds your investment in Alibaba Health.  In doing so, explain in sufficient detail whether you consolidate the SPE under a variable interest model or a voting interest model and how you assessed control.  Clarify if the SPE holds any material interests outside of its Alibaba Health investment and when you began consolidating the SPE.

The Company advises the Staff that, as discussed under the bullet point above, the SPE did not meet the characteristics of a VIE and therefore the consolidation assessment for the SPE should be performed under the voting interest model.

Under the voting interest model, the Company did not consolidate the SPE prior to July 2015, but instead accounted for it under the equity method.  Management discussed this accounting treatment with the Company’s external auditor, PricewaterhouseCoopers (“PwC”) at the time when the investment was made, and PwC did not object to this accounting treatment.  The sole purpose of the SPE was to serve as the investment vehicle for the Alibaba Health shares.  It did not carry out any business operations or hold any assets other than the investment in Alibaba Health.  As explained under the bullet point above, prior to July 2015, the voting rights with respect to the SPE’s only underlying asset (i.e., the shares of Alibaba Health) were exercised by the Company and Yunfeng Capital separately.  As such, management concluded that the SPE should not be consolidated because (i) the Company’s ability to control the board of the SPE did not have any effect on the consolidation evaluation because the “flow-through” voting arrangement did not allow the Company to control the SPE’s only asset and (ii) because the SPE had no operations, the accounting treatment should reflect the substance of this arrangement.

The Company began to consolidate the SPE in July 2015 under the voting interest model after Yunfeng Capital gave up its separate voting interest (as discussed under the bullet point above), which gave the Company control over 54% of the voting interest in Alibaba Health through its power to control the board of the SPE.

•                                          Clarify why Yunfeng Capital relinquished its voting rights for no consideration.

As discussed above, in March 2015, the Company, through one of its wholly-owned subsidiaries, sent Alibaba Health a preliminary non-binding proposal in relation to a possible injection into Alibaba Health of the Company’s business of operating Tmall’s online transaction platform for pharmacies.  In April 2015, the Company and Alibaba Health entered into a share purchase agreement in relation to the proposed injection.

The Company understands that Yunfeng Capital considered that the Company’s newly developed strategy for Alibaba Health would have strategic benefit for Alibaba Health.  In order to move forward with the development of Alibaba Health in accordance with the Company’s business plan, Yunfeng Capital agreed that it would be more efficient to simplify the voting mechanism.  Although Yunfeng Capital did not receive any consideration for the transfer of voting rights, the Company considered that the transaction was beneficial to it and understands from Yunfeng Capital that it also considered the transaction to be beneficial to it.  As a minority shareholder, Yunfeng Capital would participate in the enhanced strategic value of Alibaba Health.

The Company notes that although the proposed business injection was not completed before its expiration date in March 2016 and therefore lapsed, both the Company and Alibaba Health continue to intend for Alibaba Health to be the flagship of the Company’s healthcare business.  In August 2016, the Company and Alibaba Health entered into a service agreement, which was approved at an Alibaba Health shareholder meeting on September 12, 2016 and became effective on September 30, 2016.  Pursuant to this agreement, Alibaba Health will provide outsourced and value-added services in relation to product categories related to Tmall’s online pharmacy business.

•                                          Tell us the number of Alibaba Health shares you originally purchased in April 2014 and the total consideration paid for such shares.  Also tell us the number of shares owned and the fair value of those shares on the July 2015 consolidation date.

The Company advises the Staff that the SPE purchased 4,423,175,008 shares of Alibaba Health in April 2014, of which 3,105,604,963 shares were beneficially owned by the Company.

The Company paid cash consideration of HK$931.6 million in April 2014.

As of the consolidation date in July 2015, the Company effectively owned the same number of shares as described above (i.e., 3,105,604,963 shares).

The fair value of those shares on the July 2015 consolidation date was HK$24,440 million based on the then market price of the Alibaba Health shares.

14. Investment in equity investees, page F-72

2.                                      We note that you do not present summarized financial information of your equity method investments on a combined basis under Rule 4-08(g) of Regulation S-X.  Please provide us with your significance calculations, on an aggregated basis, under Rule 1-02(w) of Regulation S-X.

The Company advises the Staff that the following significance calculations as of March 31, 2016, on an aggregated basis, were prepared:

	Investment Test (1)	Asset Test	Income Test
Numerator	RMB36,258 million	RMB24,405 million	RMB3,150 million
Denominator	RMB364,450 million	RMB364,450 million	RMB79,909 million
Result	9.95%	6.70%	3.94%

(1)             For the purpose of the investment test, the numerator represents the “consideration transferred” for the Company’s equity method investments as measured in accordance with ASC 805 and the Financial Reporting Manual as prepared by the staff of the Commission’s Division of Corporation Finance (§2015.5).

In addition, the Company notes that it had voluntarily disclosed a summary of key financial information of three major equity method investees on pages 122 to 124 in the Form 20-F.  Collectively, these equity method investees accounted for 4.1%, 4.6% and 1.8%, respectively, under the aforementioned investment test, asset test and income test under Rule 1-02(w) of Regulation S-X.

Form 6-K, filed August 11, 2016

3.                                      We note your references to “Core commerce earnings before interest, tax and amortization” and “Non-GAAP diluted EPS” on page 1 of your earnings release. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. Please review this guidance when preparing your next filing.

The Company notes the Staff’s comment and will review and apply the referenced guidance when preparing its next filing.

*              *              *              *              *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.  The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, please do not hesitate to contact me at +852-2215-5197 (work) or tim.steinert@hk.alibaba-inc.com or Kevin Zhang at +852-2215-5329 (work) or jw.zhang@alibaba-inc.com.

Questions pertaining to accounting may also be directed to Benson Wong at +852-2289-1304 (work) or benson.wb.wong@hk.pwc.com or Ricky Shin at +852-2289-1356 (work) or ricky.w.shin@hk.pwc.com of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Timothy A. Steinert
Timothy A. Steinert
General Counsel and Secretary

cc:	Joseph C. Tsai, Executive Vice Chairman
Daniel Yong Zhang, Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer

William H. Hinman, Jr.
Kevin Kennedy
Daniel Fertig
Simpson Thacher & Bartlett LLP

Benson Wong
Ricky Shin
PricewaterhouseCoopers